

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

Mr. Nigel Clerkin
Executive Vice President and Chief Financial Officer
Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland

Re: Elan Corporation, plc
Form 20-F for the year ended December 31, 2009
Filed February 29, 2010
File No. 001-13896

Dear Mr. Clerkin:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief